UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of AUGUST, 2005.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   August 15, 2005                       /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            FOR THE SIX MONTHS ENDED

                             JUNE 30, 2005 and 2004

                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of IMA Exploration Inc. for the six months ended June 30, 2005 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                     JUNE 30,      DECEMBER 31,
                                                       2005            2004
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             4,763,797       5,227,354
Amounts receivable and prepaids                         355,664         162,802
Marketable securities (Note 4)                          186,000         186,000
                                                   ------------    ------------
                                                      5,305,461       5,576,156

EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Note 5)             9,183          94,102

MINERAL PROPERTIES AND
     DEFERRED COSTS (Notes 2 and 6)                  10,156,350       6,551,598
                                                   ------------    ------------
                                                     15,470,994      12,221,856
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities              1,156,739         523,378
FUTURE INCOME TAX LIABILITIES                         1,159,374         885,093
                                                   ------------    ------------
                                                      2,316,113       1,408,471
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               41,328,722      36,982,307

CONTRIBUTED SURPLUS                                   5,097,112       3,428,382

DEFICIT                                            (33,270,953)     (29,597,304)
                                                   ------------    ------------
                                                     13,154,881      10,813,385
                                                   ------------    ------------
                                                     15,470,994      12,221,856
                                                   ============    ============





APPROVED BY THE BOARD OF DIRECTORS

/s/ DAVID HORTON, Director
---------------------------------
/s/ ROBERT STUART ANGUS, Director
---------------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED              SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

EXPENSES

Administrative and management services                   40,078          48,122          72,314          92,258
Corporate development and investor relations            195,442          78,587         295,471         137,856
Depreciation                                                  -           2,904               -           5,748
General exploration                                      76,032          76,760          95,065         115,036
Office and sundry                                        47,731          18,162          94,025          35,203
Printing                                                  6,698           9,510          27,255          20,373
Professional fees                                       273,093         207,058         588,317         307,458
Rent, parking and storage                                26,469          20,138          47,503          34,553
Salaries and employee benefits                          132,385          51,557         265,460         137,154
Stock based compensation                                      -               -       1,800,000       1,871,360
Telephone and utilities                                  13,292           7,796          28,021          14,069
Transfer agent and regulatory fees                       75,628          26,060         105,445          39,656
Travel and accommodation                                 74,309          55,204         145,989          75,769
Cost recoveries                                               -         (19,154)              -        (33,221)
                                                   ------------    ------------    ------------    ------------
                                                        961,157         582,704       3,564,865       2,853,272
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (961,157)       (582,704)     (3,564,865)     (2,853,272)
                                                   ------------    ------------    ------------    ------------

OTHER EXPENSE (INCOME)

Provision on marketable securities                            -         132,000               -         132,000
Foreign exchange                                         44,221         (53,560)         23,714        (102,704)
Gain on disposition of mineral property and
    deferred costs                                            -        (313,801)              -        (313,801)
Reorganization costs                                          -         149,589               -         349,589
Interest and other income                               (31,428)        (30,911)        (60,796)        (51,591)
                                                   ------------    ------------    ------------    ------------
                                                         12,793        (116,683)        (37,082)         13,493
                                                   ------------    ------------    ------------    ------------
LOSS FROM CONTINUING OPERATIONS                        (973,950)       (466,021)     (3,527,783)     (2,866,765)

Loss allocated to spin-off assets                             -        (355,252)              -        (131,231)
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE PERIOD                                    (973,950)       (821,273)     (3,527,783)     (2,997,996)

DEFICIT - BEGINNING OF PERIOD                       (32,297,003)    (19,754,086)    (29,597,304)    (17,577,363)

DISTRIBUTION OF EQUITY ON                                     -               -        (145,866)              -
    SPIN-OFF OF ASSETS (Note 2)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (33,270,953)    (20,575,359)    (33,270,953)    (20,575,359)
                                                   ============    ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON
    SHARE FROM CONTINUING OPERATIONS                     $(0.02)         $(0.01)         $(0.08)         $(0.07)
                                                   ============    ============    ============    ============

BASIC AND DILUTED LOSS PER COMMON SHARE                  $(0.02)         $(0.02)         $(0.08)         $(0.08)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        45,479,724      40,080,048      44,937,274      39,062,276
                                                   ============    ============    ============    ============

          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED              SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (973,950)       (821,273)     (3,527,783)     (2,997,996)
Net loss allocated to spin-off assets                         -        (355,252)              -        (131,231)
                                                   ------------    ------------    ------------    ------------
Net loss from continuing operations                    (973,950)       (466,021)     (3,527,783)     (2,866,765)
Items not affecting cash
    Depreciation                                              -           2,904               -           5,748
    Stock-based compensation                                  -               -       1,800,000       1,871,360
    Provision on marketable securities                        -         132,000               -         132,000
    Gain on disposition of mineral properties and
       deferred costs                                         -        (313,801)              -        (313,801)
                                                   ------------    ------------    ------------    ------------
                                                       (973,950)       (644,918)     (1,727,783)     (1,171,458)
Change in non-cash working capital balances             713,988        (210,185)        533,676         103,736
                                                   ------------    ------------    ------------    ------------
                                                       (259,962)       (855,103)     (1,194,107)     (1,067,722)
Cash used in spin-off operations                              -        (134,267)              -        (283,628)
                                                   ------------    ------------    ------------    ------------
                                                       (259,962)       (989,370)     (1,194,107)     (1,351,350)
                                                   ------------    ------------    ------------    ------------

INVESTING ACTIVITIES

Expenditures on mineral properties and
    deferred costs                                   (1,809,930)     (1,331,797)     (3,330,471)     (2,704,604)
Net mineral properties and marketable securities              -         (88,580)              -           7,170
    cash flow related to spin-off assets
Purchase of equipment                                    (5,076)        (12,045)         (8,258)        (86,956)
                                                   ------------    ------------    ------------    ------------
                                                     (1,815,006)     (1,432,422)     (3,338,729)     (2,784,390)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                                     -       1,993,893       4,215,145       7,675,899
Share issue costs                                             -               -               -        (411,237)
                                                   ------------    ------------    ------------    ------------
                                                              -       1,993,893       4,215,145       7,264,662
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                             (2,074,968)       (427,899)       (317,691)      3,128,922

CASH TRANSFERRED TO GOLDEN
    ARROW (Note 2)                                            -               -        (145,866)              -
                                                   ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                 (2,074,968)       (427,899)       (463,557)      3,128,922

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                             6,838,765       7,979,155       5,227,354       4,422,334
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                   4,763,797       7,551,256       4,763,797       7,551,256
                                                   ============    ============    ============    ============

CASH AND CASH EQUIVALENTS
    COMPRISED OF:

    Cash                                              1,263,797       2,751,256       1,263,797       2,751,256
    Term deposits                                     3,500,000       4,800,000       3,500,000       4,800,000
                                                   ------------    ------------    ------------    ------------
                                                      4,763,797       7,551,256       4,763,797       7,551,256
                                                   ============    ============    ============    ============

          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005


                                                                      NAVIDAD
                                                      NAVIDAD          AREAS          IVA TAX          TOTAL
                                                         $               $               $               $


Balance, beginning of period                          5,770,968         112,694         667,936       6,551,598
                                                   ------------    ------------    ------------    ------------
Expenditures during the period

    Assays                                              185,658               -               -         185,658
    Communications                                        7,308               -               -           7,308
    Drilling                                          1,080,761               -               -       1,080,761
    Engineering                                          19,137               -               -          19,137
    Environmental                                       179,627               -               -         179,627
    Metallurgy                                          241,556               -               -         241,556
    Office and other                                     53,091               -               -          53,091
    Salaries and Contractors                            571,478               -               -         571,478
    Supplies and Equipment                              177,764               -               -         177,764
    Transportation                                      133,562               -               -         133,562
    Project Development                                 290,838               -               -         290,838
    IVA Tax                                                   -               -         389,691         389,691
                                                   ------------    ------------    ------------    ------------
                                                      2,940,780               -         389,691       3,330,471
                                                   ------------    ------------    ------------    ------------
Future income tax                                       274,281               -               -         274,281
                                                   ------------    ------------    ------------    ------------
Balance, end of period                                8,986,029         112,694       1,057,627      10,156,350
                                                   ============    ============    ============    ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year but currently does not have sufficient working capital to fund all of its planned exploration and development work. The Company will continue to rely on successfully completing additional equity financing.


2.       SPIN-OFF ASSETS

         On July 7, 2004, the Company completed a corporate restructuring plan (the "Reorganization") which resulted in dividing the Company's assets and liabilities into two separate companies. Following the Reorganization the Company continued to hold the Navidad project, while all other mineral property interests, certain marketable securities and cash were spun-off to Golden Arrow Resources Corporation ("Golden Arrow"), a newly created company. The Navidad Property, located in the province of Chubut Argentina, was staked by the Company in late 2002 and continues to be the focus of the Company's activities. The Reorganization of the Company was accomplished by way of a statutory plan of arrangement. The shareholders of the Company were issued shares in Golden Arrow on the basis of one Golden Arrow share for ten shares of the Company. On completion of the Reorganization, the Company transferred to Golden Arrow:

         i) all of the Company's investment in its mineral properties, excluding the Navidad and Navidad Area properties and related future income tax liabilities;
         ii) the assets and liabilities of IMPSA Resources (BVI) Inc., Inversiones Mineras Argentinas Holdings (BVI) Inc., both wholly-owned subsidiaries of the Company, and IMPSA Resources Corporation, an 80.69% owned subsidiary of the Company;

         iii) certain marketable securities at their recorded values; iv) cash and cash equivalents

         The aggregate carrying amount of the net assets transferred from the Company to Golden Arrow is as follows:
                                                                         $

         Cash and cash equivalents                                    1,166,055
         Marketable securities and other current
              assets and liabilities                                    548,841
         Mineral properties and deferred cost and equipment           6,874,960
         Future income tax liabilities                               (1,079,112)
                                                                   ------------
                                                                      7,510,744
                                                                   ============

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


4.       MARKETABLE SECURITIES

                                                           JUNE 30, 2005                 DECEMBER 31, 2004
                                                   ----------------------------    ----------------------------
                                                     RECORDED          FAIR          RECORDED          FAIR
                                                       VALUE           VALUE           VALUE           VALUE
                                                         $               $               $               $

         Tinka Resources Limited
              - 300,000 common shares                    96,000         177,000          96,000         180,000
         Consolidated Pacific Bay Minerals Ltd.
              - 900,000 common shares                    90,000          81,000          90,000          90,000
                                                   ------------    ------------    ------------    ------------
                                                        186,000         258,000         186,000         270,000
                                                   ============    ============    ============    ============

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings in which the Company received common shares of publicly traded companies as partial consideration.


5.       EQUIPMENT AND LEASEHOLD IMPROVEMENTS

                                                     JUNE 30,      DECEMBER 31,
                                                       2005            2004
                                                         $               $

         Office equipment and computers                   9,407         231,724
         Leasehold improvements                               -          96,634
                                                          9,407         328,358
         Less accumulated depreciation                    (224)        (234,256)
                                                   ------------    ------------
                                                          9,183          94,102
                                                   ============    ============

         On May 6, 2005, on the signing of an administrative services agreement, the Company transferred the equipment and leasehold improvements to Grosso Group Management Ltd. (the "Grosso Group") at their carrying values as of December 31, 2004.

         As of June 30, 2005 the Company has included in Accounts Receivable $93,177 due from the Grosso Group for these assets.

         See Note 8 (b)

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       MINERAL PROPERTIES AND DEFERRED COSTS

         (a) The Company has either staked, fully paid or holds options to acquire 100% working interests in mineral properties, located in Chubut Province in Argentina.

         (b) Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company, are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the costs are written down to fair value.

                  The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

                  Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

                  From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered the balance of the payments are recorded as a gain on option or disposition of mineral property.

         (c)      See also Note 2.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


7.       SHARE CAPITAL

         Authorized:       unlimited common shares without par value
                           100,000,000 preferred shares without par value


         Issued:                                           JUNE 30, 2005                 DECEMBER 31, 2004
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                43,816,207      36,982,307      36,381,452      27,707,597
                                                   ------------    ------------    ------------    ------------
         Issued during the period for:
             Private placements                               -               -       1,500,000       4,650,000
             Exercise of warrants                     1,485,517       3,638,145       5,371,285       4,275,149
             Exercise of options                        178,000         577,000         441,650         597,910
             Exercise of agent's option                       -               -         121,820         184,838
         Less:  Share issue costs                             -               -               -        (552,273)
         Contributed surplus reallocated
             on exercise of options                           -         131,270               -         226,630
         Proceeds collected and paid on
             behalf of Golden Arrow shares                    -               -               -        (107,544)
                                                   ------------    ------------    ------------    ------------
                                                      1,663,517       4,346,415       7,434,755       9,274,710
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      45,479,724      41,328,722      43,816,207       36,982,307
                                                   ============    ============    ============    ============

         (a)      Stock Options

                  During the six months ended June 30, 2005, the Company granted 900,000 stock options.

                  The fair value of stock options granted is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

                          Risk-free interest rate              3.32%
                          Estimated volatility                  77%
                          Expected life                      2.5 years
                          Expected dividend yield               0%

                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period was $2.00 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)




7.       SHARE CAPITAL (continued)

                  A summary of the Company's outstanding stock options at June 30, 2005, and the changes for the six months ended June 30, 2005, is presented below:

                                                      OPTIONS         WEIGHTED
                                                    OUTSTANDING       AVERAGE
                                                        AND           EXERCISE
                                                    EXERCISABLE        PRICE
                                                                         $

                  Balance, beginning of period        3,736,500         2.15
                  Granted                               900,000         4.16
                  Exercised                            (178,000)        3.24
                                                   ------------
                  Balance, end of period              4,458,500         2.51
                                                   ============

                  Stock options outstanding and exercisable at June 30, 2005, are as follows:

                     NUMBER             EXERCISE PRICE        EXPIRY DATE
                                              $

                     205,000                 0.40             July 19, 2006
                     119,000                 0.50             May 2, 2007
                     117,500                 0.50             September 23, 2007
                      90,000                 0.84             March 7, 2008
                     300,000                 0.90             May 30, 2008
                   1,305,000                 1.87             August 27, 2008
                   1,372,000                 3.10             March 24, 2009
                      50,000                 4.20             December 01, 2009
                     900,000                 4.16             March 16, 2010
                   ---------
                   4,458,500
                   =========

         (c)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at June 30, 2005, and the changes for the six months ended June 30, 2005, is as follows:

                                                                      NUMBER

                  Balance, beginning of period                        1,254,017
                  Granted                                               252,000
                  Exercised                                          (1,485,517)
                  Expired                                               (20,500)
                                                                   ------------
                  Balance, end of period                                      -
                                                                   ============

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)




7.       SHARE CAPITAL (continued)

                  There were no common shares reserved pursuant to warrants and agent warrants outstanding at June 30, 2005.

                  The Company paid a portion of the proceeds received from the exercise of warrants which were outstanding as of July 7, 2004, to Golden Arrow. Golden Arrow issued one common share of its share capital on the exercise of every ten shares pursuant to the exercise of the Company's warrants. None of these warrants are outstanding as of June 30, 2005.


8.       RELATED PARTY TRANSACTIONS

         (a) During the six months ended June 30, 2005, the Company paid $106,053 to directors and officers or companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

         (b) Effective January 1, 2005 the Company engaged the Grosso Group to provide services and facilities to the Company. On May 6, 2005 an administrative services agreement among the Company and the Grosso Group was finalized. The Grosso Group is a private company owned by the Company, Golden Arrow, Amera Resources Corporation and Gold Point Energy Ltd., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. During the six months ended June 30, 2005, the Company paid $378,876 (plus deposit of $100,000) to the Grosso Group.

         (c) The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective January 1, 2005 the Company subleased the office premises to the Grosso Group.

         (d) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on June 30, 2005, the amount under the agreement would be $1,008,000.

         (e) Other related party transactions are disclosed elsewhere in these interim consolidated financial statements.


9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the six months ended June 30, 2005.

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)




9.       SEGMENTED INFORMATION (continued)

         The Company's total assets are segmented geographically as follows:

                                                                   JUNE 30, 2005
                                                   --------------------------------------------
                                                     CORPORATE       ARGENTINA         TOTAL
                                                         $               $               $

         Current assets                               5,213,566          91,895       5,305,461
         Equipment                                            -           9,183           9,183
         Mineral properties and deferred costs                -      10,156,350      10,156,350
                                                   ------------    ------------    ------------
                                                      5,213,566      10,257,428      15,470,994
                                                   ============    ============    ============

                                                                 DECEMBER 31, 2004
                                                   --------------------------------------------
                                                     CORPORATE       ARGENTINA         TOTAL
                                                         $               $               $

         Current assets                               5,438,079         138,077       5,576,156
         Equipment                                       93,177             925          94,102
         Mineral properties and deferred costs                -       6,551,598       6,551,598
                                                   ------------    ------------    ------------
                                                      5,531,256       6,690,600      12,221,856
                                                   ============    ============    ============


10.      CONTINGENCY

         In March 2004, Aquiline Resources Inc. ("Aquiline") commenced an action against the Company, seeking a constructive trust over the Navidad properties and damages. The Company believes the Aquiline legal action is without merit and continues to vigorously defend itself. A trial date has been scheduled for October 2005. At this date the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgment.

                              IMA EXPLORATION INC.
                       MANAGEMENT DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005



INTRODUCTION

The following management discussion and analysis and financial review, prepared as of August 12, 2005, should be read in conjunction with the Company's consolidated interim financial statements for the six months ended June 30, 2005 and audited annual financial statements and related notes. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. At present, the Company has no producing properties and consequently has no current operating income or cash flow. As of this date the Company is an exploration stage company and has not generated any revenues. The Company is entirely dependent on the equity market for its source of funds. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

During the year ended December 31, 2004 the Company completed its reorganization, which had the effect of transferring all the non-Navidad mineral properties and related assets to a new corporation, Golden Arrow Resources Corporation ("Golden Arrow"). The reorganization allowed the Company to focus all its efforts and resources on the Navidad project located in Chubut Province, Argentina. The ongoing exploration programs have returned excellent results.

In March 2004 Aquiline Resources Inc. ("Aquiline") commenced an action against the Company seeking a constructive trust over the Navidad properties and damages. The Company believes the Aquiline legal action is without merit and continues to vigorously defend itself. A trial date has been scheduled for October 2005. At this date the outcome is not determinable. The Company has not made any provision for costs for which it might become liable in what management considers the unlikely event of an adverse judgment.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, Golden Arrow, Amera Resources Corporation and Gold Point Energy Ltd., each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.

In March 2005 the Company engaged the services of Augusto Baertl of Lima Peru to determine the economic feasibility of the Navidad Project, through a contract with Mr. Baertl's company, Gestora de Negocios e Inversiones SA. The Company expects that, with Mr. Baertl's assistance, a scoping study will be undertaken as a first step in the determination of the economic viability of Navidad. Mr. Baertl's mandate is a continuing one whose objective is ultimately the achievement of commercial production.

PROPERTIES UPDATE

NAVIDAD

On February 3, 2003 the Company announced the discovery of high-grade silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad property in north central Chubut Province, Argentina. A Phase I drilling program commenced in November 2003 and was completed in late March 2004. A Phase II drill program commenced in late May 2004 and was completed in September 2004. Phase III drilling commenced in November, 2004 and, other than several short breaks, has continued through to the present. In addition to its active exploration program, the Company has an ongoing program of environmental baseline data collection in the project area. The Company intends to continue expanding the silver and lead resources at Navidad by systematically drill testing exploration targets as well as expanding and better defining areas where resources have been defined.

On June 16, 2005 the Company announced the results of an updated resource estimation carried out by Snowden Mining Consultants Inc., which included Indicated and Inferred Resources at Calcite Hill. IMA has now defined continuous silver resources over a 2.3 kilometre strike length along the Navidad Trend in the Galena Hill, Connector Zone, Navidad Hill and Calcite Hill deposits. Inferred and indicated resources estimated to date on the Navidad Project are presented in the table below:

--------------------------------------------------------------------------------
    NAVIDAD PROJECT INDICATED RESOURCES AT 50G/T SILVER EQUIVALENT CUT-OFF1
--------------------------------------------------------------------------------
                                                  CONTAINED        CONTAINED
DEPOSIT          TONNES       SILVER    LEAD        SILVER           LEAD
               (millions)     (g/t)     (%)     (million ozs)  (thousand tonnes)
--------------------------------------------------------------------------------
Galena Hill      63.6          101      1.76        207.3           1,117.8
Connector         2.1           74      0.27          4.9               5.6
Navidad Hill     15.2          115      0.35         56.3              52.4
Calcite Hill     12.0           83      0.75         32.2              90.5
--------------------------------------------------------------------------------
TOTAL
INDICATED
RESOURCE         92.8          101      1.36        300.7           1,266.4
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
    NAVIDAD PROJECT INFERRED RESOURCES AT 50 G/T SILVER EQUIVALENT CUT-OFF 1
--------------------------------------------------------------------------------
                                                  CONTAINED        CONTAINED
DEPOSIT          TONNES       SILVER    LEAD        SILVER           LEAD
               (millions)     (g/t)     (%)     (million ozs)  (thousand tonnes)
--------------------------------------------------------------------------------
Galena Hill       5.8           43      0.56          7.9              32.6
Connector         6.5          100      0.20         20.9              12.9
Navidad Hill      2.9          103      0.77          9.6              22.5
Calcite Hill      0.05          28      0.66          0.05              0.35
--------------------------------------------------------------------------------
TOTAL
INFERRED
RESOURCE         15.2           78      0.45         38.4              68.3
--------------------------------------------------------------------------------

Notes:
1. Silver equivalent calculated using US$5.50/oz silver, $0.30/lb lead, $1.10/lb copper, and $0.40/lb zinc. (AgEq = Ag + (%Pb*10,000/242.5) +
     (%Cu*10,000/66.1) + (%Zn*10,000/181.9).  No attempt has been made to adjust these relative values by accounting for metallurgical recoveries as insufficient or no information is available to do so. Metal prices have been left unchanged from the prior estimate at Galena Hill in May 2004 in order to simplify comparisons to the prior estimate.
2. The Galena Hill, Navidad Hill and Connector Zone Indicated Resources remain unchanged from the Phase I and II resource estimations released on May 25, 2004 and December 1, 2004 except for restating of the Navidad Hill Resource where a small change was made at the common border with the Calcite Hill resource.
3. Strict quality control and quality assurance procedures have been observed at all stages of data collection leading to this resource. Please see IMA's website (www.imaexploration.com) for a detailed overview of these procedures.
4. Resource categories (Indicated and Inferred) used here and the preparation of this resource estimate conform to Industry Best Practices standards as set out by National Instrument 43-101 "Standards of disclosure for mineral projects" and those of the 2000 Canadian Institute of Mining, Metallurgy, and Petroleum (the "CIM") "Standards on Mineral Resources and Reserves".
5. A National Instrument 43-101 Technical Report documenting the Snowden Resource Estimate will be filed at www.sedar.com as is required by Security Commission regulations.

6. An "INFERRED MINERAL RESOURCE" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
7. An "INDICATED MINERAL RESOURCE" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Detailed review of the geological interpretation and block model shows that the Navidad Hill deposit, the Calcite Hill deposit and the Connector Zone remain open and insufficiently drill tested in several areas. The Phase III drill program currently underway will more fully test the boundaries of the Navidad and Calcite Hill deposits, with the intent to increase the Indicated Resources at the Navidad Project.

The Phase I drill program at Navidad comprised 8,859.6 metres in 53 holes, 37 of which were drilled on Galena Hill. Phase II drilling comprised 9,596.5 metres of diamond core drilling in 67 holes. Drilling in the Phase II program focused on the Esperanza Trend, the Barite Hill target, and on the Navidad Hill and Connector Zone targets. Phase III drilling to date has comprised 12,712.1 metres in 98 holes for a project total of 31,168.2 metres in 188 holes. Results from the Phase III drilling have been described in News Releases dated January 13, March 4 and March 22, April 19, and June 21, 2005. The Phase III drill program has focussed on drilling in the Calcite Hill area and expansion and infill drilling on the Navidad Hill and Connector Zone areas.

GALENA HILL:

The Galena Hill Deposit is hosted primarily within gently dipping trachyandesitic volcanic breccias with a matrix of galena, pyrite, calcite, and barite. These breccias are interpreted to have formed primarily by multiple hydrothermal fluid pulses. Calcareous mudstones overlie the mineralized volcanic breccias; these generally contain significant silver, lead and zinc values within one to five metres of the volcanic-mudstone contact. Sulphides occur in the mudstone both as crosscutting veinlets and as strataform beds suggesting a syn-depositional timing for the mineralization event. The Galena Hill deposit measures approximately 450 by 500 metres in plan view (at 50 g/t silver equivalent cut-off) and is up to 125 metres thick in its centre. A total of 39 drillholes delineate the Galena Hill resource. Highlights from Phase I drilling on Galena Hill include 115 metres of 497 g/t silver and 5.71% lead in hole 14 and 63.0 metres of 418.4 g/t silver, including 20.6m of 703.0 g/t silver, in hole 22. During Phase III, hole 175 was drilled at Galena Hill in order to collect a metallurgical sample, it intercepted 194 metres of 188 g/t silver and 5.8% lead including 49.8 metres of 481 g/t silver and 14.2% lead.

NAVIDAD HILL:

A total of 52 drill holes have been completed to date at Navidad Hill. In addition to the structurally controlled mineralization located on top of Navidad Hill, near-surface stratigraphically controlled silver mineralization has now been identified along the southwest and southeast flanks of Navidad Hill.

Intercepts of structurally controlled, near vertical mineralized bodies on the top of Navidad Hill include hole NV04-110 which intersected 61.5 metres of 128 grams per tonne silver, including 5.34 metres of 1,006 grams per tonne silver.

Highlights of stratigraphically-controlled mineralization on the western flank of the Navidad volcanic dome include the exceptional intercept from hole NV04-90 that returned 35.8 metres of 2,850 grams per tonne (83.2 ounces per ton) silver including 7.3 metres of 11,995 grams per tonne (350.3 ounces per ton) silver starting from 16.5 metres depth. Drill hole 90 was drilled at an inclination of -45(degree) towards the northeast on the western flank of Navidad Hill, approximately 275 metres northwest of drill holes 1 and 2 and in an area of little or no outcrop. Bonanza-grade mineralization in drill hole 90 contains semi-massive silver-copper-lead sulphides and/or sulphosalts. In several locations native silver occurs as fine veinlets and grains up to 5 millimetres in size. Further intercepts in the area include 28.15 metres of 1,115 grams per tonne silver (32.6 ounces per tonne) including 5.97 metres of 4,579 grams per tonne (133.7 ounces per tonne) in hole 117 and 58.68 metres of 208 grams per tonne silver (6.1 ounces per tonne) in hole 112.

Phase III drilling in the area of hole 90 included holes 139 to 142 which were completed to provide more detailed information on this zone of very high-grade silver mineralization. Of these, holes 139 (17.8 metres of 1,037 g/t silver) and 142 (34.5 metres of 1,220 g/t silver) intersected significantly higher grade than that predicted by the Snowden resource block model. Holes 157 to 161 were collared along the southern boundary of the known resource at Navidad Hill and demonstrate that mineralization continues beyond the limits of the Indicated portion of current resource estimation.

CONNECTOR ZONE:

At the Connector Zone 26 drill holes have been completed to date. Drilling has demonstrated that both structurally and stratigraphically controlled high-grade silver mineralization occurs in this area, as at Navidad Hill. In the northwestern part of the Connector Zone (holes 40, 68, 105, 106, and 107), the control on mineralization appears to be stratigraphic with the mineralization occurring in the same stratigraphic position as at the Galena Hill deposit and on the flank of Navidad Hill (hole 90). Highlights from this mineralization style include 46.7 metres of 334 grams per tonne silver from hole 107 and 13.3 metres of 545 grams per tonne silver from hole 105. In the southeastern
Connector  Zone  (holes 32, 86, 87, 108,  131,  153,  154,  155.  and 156),  the
controls on mineralization and the stratigraphic correlations are less clear. Hole 108 was drilled towards the east to cross a northerly trending structural zone partially exposed on surface and intersected an impressive 485 grams per tonne silver over 39.0 metres.

Phase III drilling at the Connector Zone (holes 153-156) has intersected silver mineralization over long intervals outside of the current Indicated Resource. Results include 88.8 metres of 107 g/t silver in hole 153 and 28.8m of 148 g/t silver in hole 154; both intercepts start at surface. Mineralization in holes 153 and 154 is open to expansion to the north and northwest. Both step-out and infill drilling is required in this area and an updated resource estimate will be undertaken when this is completed.

CALCITE HILL:

Near the end of the Phase II program a single hole, NV04-88, was drilled to test favourable stratigraphy on the edge of Calcite Hill in an area where there are few indications of mineralization or geochemical anomalies at surface. The hole intersected 72.3 metres averaging 202 grams per tonne silver and 3.45% lead from
70.3 to 142.6 metres depth and included a higher-grade interval containing 12.4 metres averaging 672 grams per tonne silver. To date, 46 drill holes have been completed at Calcite Hill. Data from holes up to and including drill hole NV05-174 were used in the June 16, 2005 resource estimate. Review of the block model used for this estimate showed significant areas where additional drilling would be needed in order to close off the Calcite Hill deposit, this work is currently underway.

Highlights from Phase III drilling at Calcite Hill include: 122.6 metres of 195 g/t silver in hole 124, 196.1 metres of 113 g/t silver in hole 126, 123.6 metres of 139 g/t silver in hole 138, 46.6 metres of 300 g/t silver including 10.3 metres of 1,257 g/t silver in hole 143, 83.0 metres of 209 g/t silver in hole 148 and 80.2 metres of 246 g/t silver including 25.3m of 476 g/t silver in hole 151.

Holes 178 and 179, located 525 metres to the northwest of the boundary of current resources at Calcite Hill intercepted 30.0m of 122 g/t silver and 25.0m of 251 g/t silver, respectively, discovering an important extension to the mineralization along the Navidad Trend that is designated as the Calcite Hill Northwest Extension. This mineralization comprises minor amounts of galena and possibly other sulphide/sulphosalt minerals, hosted within coarse-grained sedimentary rocks that occur interbedded within a finer grained sedimentary sequence. The coarse grained sediments have strong clay alteration and appear to be partially derived from the favourable volcanic horizon that hosts most of the Navidad Project mineralization, but are located laterally and/or above it.

Mineralization encountered to date at Calcite Hill is predominantly hosted within trachyandesite volcanic rock and to a lesser degree within mudstone which overlies the volcanic rock. The volumetrically most important style of mineralization consists of calcite-barite veinlets and breccias with argentite-acanthite, native silver and lesser galena and chalcopyrite. In general, this style of mineralization contains high silver grades with minor amounts of lead and copper. In the upper portions of the host volcanic unit, and in the overlying mudstone, mineralization tends to be lead-rich and consists predominantly of medium-grained galena with moderate silver values. Drilling is ongoing in the Calcite Hill area to both better define and expand the area where resource estimation was carried out as well as to evaluate the area along strike to the northwest.

ESPERANZA TREND:

A total of 10 drillholes have been completed to date in two areas along the 6 kilometre Esperanza Trend. Highlights include 2.7 metres of 831 grams per tonne silver in hole 62 and 2.6 metres of 513 grams per tonne silver in hole 79. Interestingly, hole 79 shows signs of the mineralization being stratigraphically rather than structurally controlled as had been interpreted to date in this area. Hole 63 intersected 45.8 metres of 94 grams per tonne silver, including
4.0 metres of 246 grams per tonne silver, 800 metres to the northwest. In the same area, hole 82 intersected 54.6 metres of 64 grams per tonne silver, including 26.1 metres of 106 grams per tonne silver and also 6.0 metres of 140 grams per tonne silver. These results confirm the high grades and potential for a significant structurally and/or stratigraphically controlled zone at Esperanza. Significantly more drilling will be required to evaluate the 6-kilometre Esperanza Trend.

BARITE HILL:

A total of 8 holes were completed at Barite Hill during Phase II. Although many of these holes contain significant near surface intersections of galena matrix breccia similar in style to that at Galena hill, they have generally lower silver and lead values. The most significant intercept was from hole NV04-76 that cut 22.1 metres of galena matrix breccia averaging 34 grams per tonne silver and 0.63% lead in the upper part of the hole and then intersected a different style of mineralization deeper in the hole that contained 21.7 metres of 88 grams per tonne silver including 8.4 metres of 191 grams per tonne silver. This deeper mineralization is associated with calcite veining within a fine-grained muddy sedimentary rock and is characterized by high silver to base metal ratios.

LOMA DE LA PLATA:

The surface exploration program launched September 2004 resulted in the discovery of the Loma de la Plata Zone, approximately 4 kilometres west of the Galena Hill deposit, through grid soil sampling. At Loma de la Plata, an area of approximately 400 x 400 metres has been systematically sampled with twelve lines of continuous and semi-continuous channel samples; these sample lines range in length from 12.5 to 135.9 metres. Highlights of channel samples include:

        Line LP-1:  40.1 metres of 740 g/t silver
        Line LP-3:  42.9 metres of 684 g/t silver
        Line LP-4: 135.9 metres of 159 g/t silver
        Line LP-7:  48.5 metres of 315 g/t silver
        Line LP-2: 103.3 metres of 290 g/t silver
        Line LP-9:  49.5 metres of 410 g/t silver
        Line LP-10: 56.0 metres of 452 g/t silver

The Loma de la Plata zone is hosted within quartz-eye phyric trachyandesite volcanic rocks that dip to the northeast at 15 to 45 degrees. Mineralization occurs in micro-veinlets and breccia zones and consists primarily of minor galena and copper oxides with common native silver. Preliminary geological assessment indicates that the zone is hosted by a similar sequence of volcanic and sedimentary rocks, in a similar stratigraphic position, to those that host the Galena Hill deposit. The possibility of leaching, or alternatively concentration, of silver values at or near surface cannot be determined from the data available and drilling will be required to constrain this. No drilling has been carried out on the Loma de la Plata zone to date.

SECTOR ZETA

At Sector Zeta, approximately 5 kilometres west of the Galena Hill Deposit, seven sample lines ranging in length from 6.7 to 60.0 metres have been completed covering an area of approximately 80 by 100 metres (see attached figure). Highlights of the Sector Zeta results include:

        Line Z-5:  8.0 metres of 105 g/t Silver and 1.14% Copper
        Line Z-6: 12.0 metres of 112 g/t Silver and 1.13% Copper
        Line Z-7: 12.0 metres of 133 g/t Silver and 3.27% Copper

Mineralization at Sector Zeta predominantly consists of green copper oxides within argillicly altered latite volcanic rocks that are often brecciated. IMA geologists interpret that the volcanic rocks which host mineralization here are part of the same volcanic unit that hosts mineralization at Galena and Navidad Hills and also at Loma de la Plata. At present, the orientation of the mineralized zone at Sector Zeta is unknown; drill data will be needed to unambiguously define the geometry and size of the mineralization.

The possibility of leaching, or alternatively, concentration of silver and copper values at or near surface, particularly at Sector Zeta in the case of copper, cannot be determined from the data available to date and drilling will be required; no drilling has been carried out in the Sector Zeta area.

ARGENTA TREND:

On January 21, 2005 the Company released the results from a large expansion to the soil sample grid and follow-up prospecting which uncovered a series of new mineralized zones to the southeast of Loma de la Plata. The Argenta Trend includes Sector Zeta and Loma de la Plata and extends approximately 8 kilometres to the southeast, parallel with the Esperanza and Navidad Trends.

The Argenta Trend is highlighted by anomalous silver, lead and zinc values in soils with subordinate and sporadic anomalous copper. Recent surface work along the Argenta trend has discovered high-grade lead values over significant widths. New discoveries include the "Bajo del Plomo", "Filo del Plomo" and "Ginger" zones where lead values of up to 10.7% lead over 10 metres, 7.3% lead over 17 metres and 4.8% lead over 21 metres respectively, have been discovered. These new discoveries are located southeast of the Loma de la Plata zone. With the addition of the three new zones, the Argenta Trend now consists of five named mineralized zones along an 8 kilometre strike length. Mineralization styles vary from silver-copper rich at the northwest end at Sector Zeta, to silver-rich at Loma de la Plata, to lead-dominant at Bajo del Plomo, Filo del Plomo and Ginger. Mineralization is hosted by the same trachyandesitic volcanic rocks as the Galena, Navidad, and Calcite Hill deposits, and in some cases in adjacent sedimentary rocks. It appears to occur at approximately the same stratigraphic position as the known resources but with significant differences in sedimentary facies.

A large expansion to the pole-dipole induced polarization (IP) and magnetic geophysical surveys has recently been completed at the Navidad project. The company now has over 58 square kilometres of geophysical surveying covering and extending beyond the Navidad and Argenta Trends. This is a major increase from the 17.5 square kilometre area that was previously surveyed. The Galena Hill deposit has a strong geophysical signature, while other deposits such as Navidad and Calcite Hills have much more subtle signatures. This additional geophysical coverage provides a wealth of information about the geology and structure at Navidad in addition to highlighting new areas prospective for mineralized zones that may be completely buried.

NAVIDAD AREA PROPERTIES:

The Company has 18 exploration properties in Chubut Province in addition to Navidad. The Regalo property is currently the subject of a joint venture agreement.

REGALO:

Work by Consolidated Pacific Bay Minerals Ltd. ("Pacific Bay") on the Regalo Property, currently under option from IMA, has identified highly anomalous gold in soils and silt samples over a large area. In a January 12, 2005 News Release, Pacific Bay reported that the Yastekt South zone has strong associated gold anomalies consistent over almost one square kilometre. The Yastekt South anomaly comprises 98 soil analyses that average 299 ppb gold. Normal, "background" gold values in the area are less than 5 ppb. Two of the 98 soil analyses returned values in excess of 3 grams per tonne gold. On May 24, 2005 Pacific Bay reported that the company had initiated a backhoe trenching to define drill targets on the property in areas where dry-wash stream sediments and soils anomalies have identified sizable targets with gold in the range of 100 to 1,000 parts per billion. In a June 21, 2005 press release, Pacific Bay reported that an outcrop sample on Pacific Bay's Regalo project has returned an assay value of 205 ppm uranium.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.

                             -----------------------   --------------------------------------------------   -----------------------
                                       2005                                    2004                                   2003
                             -----------------------   --------------------------------------------------   -----------------------
                               JUN. 30      MAR. 31      DEC. 31      SEPT. 30      JUN. 30      MAR. 31      DEC. 31      SEPT. 30
                                  $            $            $             $            $            $            $            $
                             ----------   ----------   -----------   ----------   ----------   ----------   ----------   ----------

Revenues                            Nil          Nil           Nil          Nil          Nil          Nil          Nil          Nil

Loss from Continuing
   Operations                  (973,950)  (2,553,833)   (1,164,504)    (492,562)    (466,021)  (2,400,744)  (1,436,078)    (586,158)

Loss per Common Share from
   Continuing Operations          (0.02)       (0.06)        (0.03)       (0.01)       (0.01)       (0.06)       (0.04)       (0.02)

Income (Loss) Allocated to
   Spin-off Assets                  Nil          Nil           Nil         (Nil)    (355,252)     224,020     (702,420)      22,656

Net Loss                       (973,950)  (2,553,833)   (1,164,955)    (492,562)    (821,273)  (2,176,273)  (2,138,498)    (563,502)

Net Loss per Common Share
   Basic and Diluted              (0.02)       (0.06)        (0.02)       (0.01)       (0.02)       (0.06)       (0.07)       (0.02)
                             -----------------------   --------------------------------------------------   -----------------------

SUMMARY OF FINANCIAL RESULTS

For the six months ended June 30, 2005 the Company reported a consolidated loss of $3,527,783 ($0.08 per share), an increase of $529,787 from the loss of $2,997,996 ($0.08 per share) for the six months ended June 30, 2004. The increase in the loss in 2005, compared to 2004 amount, was due to a number of factors of which $711,593 can be attributed to increases in operating expenses and $181,806 decrease in other items.

The Company's prior period financial statements have been reclassified in accordance with Canadian GAAP. The net assets transferred to Golden Arrow were described as "Spin-Off Assets Transferred" and the allocated expenses are described as "Loss Allocated to Spin-Off Assets" in the consolidated financial statements. This reclassification did not change previously reported total losses. The allocation of expenses was calculated on the basis of the ratio of the specific assets transferred to assets retained. A loss of $131,231 was allocated to spin-off assets in the 2004 period.

RESULTS OF OPERATIONS

The Company's operating expenses for the six months ended June 30, 2005 were $3,564,865 an increase of $711,593 from $2,853,272 in the 2004 period. $339,519 of the 2004 operating expenses had been reclassified as "Loss Allocated to Spin-Off Assets" which relate to the assets transferred to Golden Arrow. The allocation was calculated on the basis of the ratio of the specific assets transferred to assets retained. Certain "Other Income and Expense" items have been allocated to spin-off assets on the basis of the nature of the income or expense.

Professional fees increased $280,859 to $588,317 in the 2005 period, primarily due to legal costs incurred in connection with the Aquiline legal action as well as increased costs of compliance. In the 2005 period the Company recorded a non-cash expense of $1,800,000 for stock based compensation for stock options granted to its employees and directors, a decrease of $71,360 from 2004. Other notable changes in the operating expenses are: (i) Salaries increased $128,306 due to staff increases (salaries in 2005 are a portion of the monthly fee charged for services by the Grosso Group while in 2004 the Company directly employed its staff); (ii) Travel increased $70,220 due to travel to conferences as well as to South America; (iii) there are no cost recoveries (for shared administrative costs and rent) from Amera Resources Corporation or Golden Arrow in the 2005 period; (iv) Corporate development and investor relations increased $157,615, as the Company has made its shareholders and others more aware of its Navidad project and its potential, (v) Office and Sundry increased $58,822 mainly due to the increase in insurance premiums and increase in activity, (vi) Transfer agent and regulatory fees increased $65,789 mainly due to the costs of the Company's listing on the American Stock Exchange - AMEX.

In the 2005 period the Company recorded interest income of $60,796 compared to $50,591 in the 2004 period. In the 2004 period the Company recorded reorganization costs of $349,589, there were no reorganization costs recorded in 2005. No gain or loss was allocated to spin-off assets in 2005, in 2004 a loss of $131,231 was recorded.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at June 30, 2005 was $4,763,797, a decrease of $2,787,459 from June 30, 2004. During the six months ended June 30, 2005, options and warrants were exercised which resulted in cash proceeds of $4,215,145. The Company paid $145,866 to Golden Arrow from the exercise of warrants that resulted in the issue of Golden Arrow's shares as required by the terms of the reorganization. As all warrants that were outstanding as of the effective date of the reorganization have been exercised the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

The Company considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration and development work. The expanded work for Phase III of the Navidad project has been approved in the amount of $2,000,000. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of Navidad. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of or substantial dilution of its interest in its properties.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OPERATING CASH FLOW

Cash outflow from operating activities for the six months ended June 30, 2005 was $1,194,107, compared to cash outflow for the same period in 2004 of $1,351,350 as a result of increases in activities and changes in non-cash working capital.

FINANCING ACTIVITIES

During the six months ended June 30, 2005, the Company received $4,215,145 from the issue of common shares on the exercise of warrants, compared to $7,675,899, less costs of $411,237, for the same period in 2004.

INVESTING ACTIVITIES

Investing activities required cash of $3,338,729 during the six months ended June 30, 2005, compared to 2,784,390 for the same period in 2004, these investing activities were primarily for additions to the Navidad properties in Argentina.

RELATED PARTY TRANSACTIONS

Effective January 1, 2005, the Company engaged the Grosso Group to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement among the Company and the Grosso Group was executed. During the six months ended June 30, 2005, the Company paid fees of $378,876 (plus deposit of $100,000) to the Grosso Group. The fees the Company pays to the Grosso Group are allocated to various expense items that reflect the nature of the actual costs; rent, salaries, investor relations, etc. These fees are equivalent to costs the Company would have incurred directly.

During the six months ended June 30, 2005, the Company paid $106,053 to directors and officers or companies controlled by directors and officers of the Company, for technical, management and consulting services provided. The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective as of January 1, 2005 the Company subleased this office space to the Grosso Group. The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on June 30, 2005, the amount due under the agreement would be $1,008,000.

CRITICAL ACCOUNTING POLICIES

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2004. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. For certain acquisitions and related payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, amounts receivable, marketable securities and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2004 Management Discussion and Analysis.

SHARE DATA INFORMATION

As of August 12, 2005 there were 45,479,724 common shares and 4,458,500 stock options outstanding.

INVESTOR RELATIONS

The  Company   currently  does  not  engage  any  outside   investor   relations
consultants. Mr. Sean Hurd is the Company's Vice-President, Investor Relations and coordinates investor relations' activities.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Joseph Grosso, Chief Executive Officer, President and Director of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending June 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:    August 12, 2005



/s/ Joseph Grosso
-----------------------------------------------
Joseph Grosso
Chief Executive Officer, President and Director
IMA Exploration Inc.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Arthur Lang, Chief Financial Officer of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending June 30, 2005.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:    August 12, 2005



/s/ Arthur Lang
-----------------------
Arthur Lang
Chief Financial Officer
IMA Exploration Inc.